United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale brings 5 million test kits and medical supplies to Brazil, in humanitarian aid

Rio de Janeiro, March 22nd, 2020 – Vale S.A. (“Vale”) has closed the purchase of 5 million new coronavirus (Covid-19) rapid test kits to help the Brazilian government combat the spread of the illness in the country. The test, which can provide results in just 15 minutes, were purchased from China and will be delivered to the Brazilian government.

The first shipment of 1 million kits is estimated to be delivered by the supplier to Vale in China next Friday, March 27th. They will arrive in Brazil in the beginning of the following week. The remaining four million are expected to be delivered by the Chinese supplier by mid-April.

The amount of test kits purchased by Vale represents half of the needs estimated by the Brazilian Ministry of Health at the moment.

“Vale offers this humanitarian help to Brazilian society in a moment which the country unites for the health and safety of people. We are making use of our logistics network in Asia to bring equipment to Brazil that may make a difference in the lives of people”, says Eduardo Bartolomeo, Vale's CEO.

The company is also purchasing from its Chinese suppliers personal protective equipment, such as goggles, gloves and medical masks, for doctors and nurses. The material will also be delivered to the federal government. Vale and China have a long-term partnership, developed more than 40 years ago.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: March 22, 2020		Director of Investor Relations